U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-4628 Attn.: Mark Shannon, Branch Chief	April 20, 2011

RE:	McCormick & Company, Incorporated (the “Company”)

Form 10K for Fiscal Year Ended November 30, 2010

Filed January 27, 2011

Commission File No.: 1-14920

Dear Mr. Shannon:

Please find below our responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated April 4, 2011, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined in this letter shall have the meanings given to them in the Form 10-K.

Commission Comment:

Form 10-K for Fiscal Year Ended November 30, 2010

Exhibit 13

Note 16: Business Segments, page 55

1.	In response to prior comment five, you state that revenue disclosure under ASC 280-10-50-40 is not required since the products within each of your segments are fairly homogenous and that you do not sell disparate product lines. You also indicate that you do not currently accumulate the necessary information and that it would be impracticable to do so. Your response does not appear to fully address that you sell specialty foods, as disclosed in your MD&A on page 17 of your 2010 Annual Report (executive summary section). Specialty foods appears dissimilar to your flavor products, based upon the information provided on your website. While we understand your belief that it is impracticable to provide revenue disclosure related to your many different flavor products, please explain to us how you have considered, or why it is impracticable, to disclose revenue attributable to (i) flavor products and (ii) specialty foods.

McCormick & Company Response:

1.	As a global leader in flavor, we include “specialty foods”, along with spices and seasonings, in describing the types of products we market that deliver flavor to our customers and consumers. Specialty foods is a generic term that we use in various ways throughout our website and in descriptions of our business. Internally, it does not define a particular group of products in our consumer operating segment, our industrial operating segment or for the consolidated business.

An example of a specialty food would be our Zatarain’s New Orleans style rice mixes. When we purchased Zatarain’s in 2003 it had a broad range of products that included many items such as Creole mustard, Creole seasonings and flavored rice mixes. Together the Zatarain’s products deliver authentic New Orleans flavor and we do not consider these items to be distinct product lines.

Furthermore, specialty foods is not a term generally used in the packaged food industry and we feel would not be a term that would be meaningful or useful to analysts or investors. Our investor relations department confirms that it has not been asked about, nor has it discussed, specialty foods as a separate product line or category.

In addition to the above discussion, while we do not feel that specialty foods comprise a group of separate products that were contemplated for disclosure under ASC 280-10-50-40, our current information systems and processes do not accumulate such information, and significant effort and cost would be required in order to do so. Also, specialty foods, as noted above, is a generic term and does not define a particular group of products that we could accumulate. For these reasons, this disclosure is impracticable. In future filings we will continue to objectively re-evaluate the need for additional disclosures in this area as facts and circumstances change. If we do conclude that additional disclosures under ASC 280-10-50-40 are not necessary, then we will state the reasons for our conclusions in our financial statements.

Commission Comment:

2.	In response to prior comment six, you indicate that the CODM does not regularly review operating results in a manner for which the responsibilities of the three presidents fall. Please clarify for us whether these operating results are actually prepared, the frequency they are reviewed by the CODM, if applicable, and the reason they are presented to, and reviewed by, the CODM, if applicable.

McCormick & Company Response:

2.	The following is a summary of reporting that takes place regarding each of the three president’s responsibilities:

•

President – U.S. Industrial Group – On a monthly basis, financial statements and financial metrics are prepared on a combined basis for the U.S. Industrial Group and the Mexican Industrial business. On a quarterly basis separate financial summaries are prepared for our worldwide strategic industrial operating segment customers of (PepsiCo, McDonald’s Corporation, and Yum! Brands, Inc.) but these summaries are not combined or consolidated with the previously noted reports. The financial statements and financial metrics on the U.S. Industrial Group and Mexican Industrial business are a monthly operations report sent to the CODM. The reports by worldwide strategic industrial operating segment customers are not given to or used by the CODM.

•	President – North American Consumer Foods – No financial reports are prepared that combine or consolidate the businesses for which this position is responsible.

•

President – McCormick International – A report combining the business locations that are the responsibility of this position are prepared on a monthly basis. This report is used by the President – McCormick International in the oversight of these business locations and is not given to or used by the CODM.

In addition, on an annual basis, the CODM receives the operating profit amount of the locations that report to the individual presidents. Operating Profit is one of the inputs used in determining incentive compensation.

Commission Comment:

3.	In addition, we note that your form of organization results in certain overlapping responsibilities, similar to a matrix form of organization. To help us better understand the basis for your segment presentation, please:

•	Provide us the 2010 operating results package regularly reviewed by the CODM, and any additional operating results package that may be reviewed by the CODM;

•	Describe for us the significant resources allocation decisions made by the CODM;

•	Provide us the operating results package provided to your Board of Directors;

•

Describe for us the annual operating and capital expenditure budgeting processes undertaken by your company, including the preparation and approval steps, and any participation by your presidents and the CODM; and

•

Identify for us the financial information utilized by your CODM to prepare for the quarterly earnings conference calls and tell us how you have considered this information in your determination of operating segments, particularly as it relates to the characteristic of assessing performance under ASC-280-10-50-1(b).

McCormick & Company Response:

3.	The two reports that are communicated to the CODM each month are: a) a monthly consolidated reporting package that internally we call our “blue sheets” and b) a monthly report on operations from various operating locations that explains the results for the month (these explanations are broken down by the consumer and industrial businesses for each location). A copy of our blue sheets and reports on operations for the period ended November 30, 2010 will be sent to you under separate cover. We ask that these documents be kept confidential and returned to us after your review is complete.

The CODM makes significant resource allocation decisions through the approval of the annual operating budgets and through approval of a capital expenditures budget.

•

Operating Budgets: The annual operating budgets are prepared by business locations and then sent to our corporate office for consolidation. These budgets are then presented to the CODM in a budget review session. In this session, the consolidated operating budgets are summarized to the CODM using the same format as the blue sheets. Next, location general managers (with the exception of El Salvador due to its smaller size) review their budgets with the CODM. The three Presidents, the CFO, the Corporate Controller and the Senior Vice President of Human Relations are also at this review session.

•

Capital Budgets: The capital budget is prepared, managed and tracked by consolidated functional areas and not by location or segment. This is because most of this spending is done through a shared service organization. Capital is managed by three functional areas a) Supply Chain which is managed by the V.P. Global Supply Chain Operations, b) Information Technology (which we call Global Business Solutions) which is managed by the V.P. Global Supply Chain Strategy and Chief Information Officer and c) Business Services which is managed by the V.P. Financial Shared Services. Budgets are prepared and reviewed with the CODM at the same review session as the operating budgets.

The Board of Directors receives the same blue sheet package as the CODM on a monthly basis. In addition, at every board meeting, there is a financial review in a PowerPoint presentation. The format of this presentation is standard and a copy of the presentation of the November 2010 results will be sent to you under separate cover. We ask that this document be kept confidential and returned to us after your review is complete.

The information used by the CODM to prepare for the quarterly earnings conference calls is that outlined above and a schedule of sales changes from period to period identifying the amounts of sales change due to volume and mix, pricing, foreign currency movements, and acquisitions. A copy of the sales change analysis schedule prepared for the fourth quarter 2010 conference call will be sent under separate cover. We ask that this document be kept confidential and returned to us after your review is complete.

We evaluate and consider our segment reporting each year. We review our business in the manner which is presented in our segment disclosure, that being an industrial operating segment and a consumer operating segment. Also in our evaluation we have concluded that our organization as it is currently constituted, is a mixture of management by both businesses (consumer and industrial) and geography. ASC 280-10-50-9 provides that in situations where a matrix form of organization exists, the components based on products and services would constitute the operating segments. We have also considered this guidance in our conclusion that consumer and industrial are the appropriate segments for our business.

*      *      *      *

In addition, as requested in the Staff’s letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 527-6394.

Sincerely,

/s/ Kenneth A. Kelly, Jr.
Kenneth A. Kelly, Jr.
Sr. Vice President & Controller

Copy to:

Michael Fay, Division of Corporation Finance (SEC)

Alan D. Wilson, Chairman, President and Chief Executive Officer

Gordon M. Stetz, Jr., Executive Vice President & Chief Financial Officer

W. Geoffrey Carpenter, Vice President, General Counsel and Secretary

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